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                           August 10, 2022

       Grayson Pranin
       Chief Executive Officer and Chief Operating Officer
       SandRidge Energy, Inc.
       1 E. Sheridan Ave, Suite 500
       Oklahoma City, Oklahoma 73104

                                                        Re: SandRidge Energy,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2022
                                                            File No. 333-266522

       Dear Mr. Pranin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Michael Blankenship